ANDINA ACQUISITION CORPORATION

Carrera 10 No. 28-49

Torre A. Oficina 20-05

Bogota, Colombia

March 16, 2012

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Andina Acquisition Corporation (the "Company")
Registration Statement on Form S-1 originally filed November 18, 2011
(File No. 333-178061) (the "Registration Statement")

Dear Ms. Ransom:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M., Friday, March 16, 2012, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ANDINA ACQUISITION CORPORATION

By:	/s/ Julio A. Torres
Name: Julio A. Torres Title: Co-Chief Executive Officer

EARLYBIRDCAPITAL, INC.

275 Madison Avenue

New York, New York 10016

March 16, 2012

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Andina Acquisition Corporation (the "Company")
Registration Statement on Form S-1 originally filed November 18, 2011
(File No. 333-178061) (the "Registration Statement")

Dear Ms. Ransom:

In connection with the Registration Statement on Form S-1 of Andina Acquisition Corporation, the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 P.M., Friday, March 16, 2012 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: Managing Director

EARLYBIRDCAPITAL, INC.

275 Madison Avenue

New York, New York 10016

March 16, 2012

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Andina Acquisition Corporation (the "Company")
Registration Statement on Form S-1 originally filed November 18, 2011
(File No. 333-178061) (the "Registration Statement")

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as the representative of the underwriters of the proposed offering of securities of Andina Acquisition Corporation, hereby advises that copies of the Preliminary Prospectus, dated March 12, 2012, were distributed on or about March 12, 2012, as follows:

745 to individual investors;

496 to FINRA members (which included 6 prospective underwriters and selected dealers); and

341 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated March 12, 2012, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: Managing Director